Master Tax Exempt LLC

FILE #811-21301

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
8/3/2007	Michigan Muni Bond Authority Series 2007B 1 & 2	706,530,000	35,000,000

Siebert Brandford Shank & Co.; J.P. Morgan Securities Inc.; Bear, Stearns & Co. Inc.; Fifth Third Securities, Inc.; LaSalle Financial Services, Inc.; Lehman Brothers; Merrill Lynch & Co.; Morgan Stanley & Co. Incorporated; Oppenheimer & Co.; Ramirez & Co.